Exhibit 99.5

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this annual report on Form 40-F of Nova Scotia Power Incorporated (“the Corporation”) for the year ended December 31, 2010 of our report dated February 9, 2011 with respect to the balance sheets of the Corporation as at December 31, 2010 and 2009 and the statements of earnings, changes in shareholders’ equity and cash flows for each of the years in the two year period ended December 31, 2010.

We also consent to the incorporation by reference of said report in the registration statement on Form F-9 of the Corporation (File No. 333-168126).

/s/ Grant Thornton LLP

Chartered Accountants

Halifax, Canada

March 31, 2011